UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
 (Amendment No. 16)*

LEARNING TREE INTERNATIONAL, INC.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

522015106

(CUSIP Number)

Brian J. McCarthy, Esq.
Skadden, Arps, Slate, Meagher & Flom, LLP
300 South Grand Avenue, Suite 3400
Los Angeles, CA 90071
(213) 687-5000

(Name, Address and Telephone Number of Person
 Authorized to Receive Notices and Communications)

May 10, 2018

(Date of Event Which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.
* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 522015 10 6

1.	Names of Reporting Persons. David C. Collins

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) Not applicable

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

6.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 1,382,205

	8.	Shared Voting Power 5,935,487

	9.	Sole Dispositive Power 1,382,205

	10.	Shared Dispositive Power 5,935,487

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 7,495,332

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13.	Percent of Class Represented by Amount in Row (11) 56.7%

14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 522015 10 6

1.	Names of Reporting Persons. Mary C. Collins

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) Not applicable

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

6.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 177,640

	8.	Shared Voting Power 5,935,487

	9.	Sole Dispositive Power 177,640

	10.	Shared Dispositive Power 5,935,487

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 7,495,332

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13.	Percent of Class Represented by Amount in Row (11) 56.7%

14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 522015 10 6

1.	Names of Reporting Persons. DCMA Holdings, LP, Tax ID # 95-4731724

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) Not applicable

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

6.	Citizenship or Place of Organization California

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 1,368,767

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 1,368,767

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,368,767

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13.	Percent of Class Represented by Amount in Row (11) 10.4%

14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 522015 10 6

1.	Names of Reporting Persons. The Adventures in Learning Foundation, formerly known as The Pegasus Foundation, Tax ID # 95-4834973

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) Not applicable

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

6.	Citizenship or Place of Organization California

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 238,323

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 238,323

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 238,323

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13.	Percent of Class Represented by Amount in Row (11) 1.8%

14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 522015 10 6

1.	Names of Reporting Persons. The Collins Family Foundation, Tax ID # 95-4618828

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) Not applicable

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

6.	Citizenship or Place of Organization California

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 289,918

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 289,918

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 289,918

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13.	Percent of Class Represented by Amount in Row (11) 2.2%

14.	Type of Reporting Person (See Instructions) CO

This filing amends Schedule 13D filed October 6, 2000 (the “Original Filing”), regarding the common stock, $.0001 par value (the “Common Stock”), of Learning Tree International, Inc., a Delaware corporation (the “Company”), as amended by Schedule 13D/A filed February 20, 2003 (“Amendment 1”), as amended by Schedule 13D/A filed February 8, 2005 (“Amendment 2”), as amended by Schedule 13D/A filed October 16, 2006 (“Amendment 3”), as amended by Schedule 13D/A filed September 14, 2012  (“Amendment 4”), as amended by Schedule 13D/A filed December 28, 2012 (“Amendment 5”), as amended by Schedule 13D/A filed January 31, 2013 (“Amendment 6”), as amended by Schedule 13D/A filed February 25, 2013 (“Amendment 7”), as amended by Schedule 13D/A filed February 27, 2013 (“Amendment 8”), as amended by Schedule 13D/A filed March 11, 2013 (“Amendment 9”), as amended by Schedule 13D/A filed February 17, 2015 (“Amendment 10”), as amended by Schedule 13D/A filed May 18, 2015 (“Amendment 11”), as amended by Schedule 13D/A filed October 13, 2015 (“Amendment 12”), as amended by Schedule 13D/A filed December 12, 2015 (“Amendment 13”), as amended by 13D/A filed August 15, 2016 (“Amendment 14”), and as further amended by Schedule 13D/A filed January 17, 2018 (“Amendment 15,” and, collectively, with the Original Filing, Amendment 1, Amendment 2, Amendment 3, Amendment 4, Amendment 5, Amendment 6, Amendment 7, Amendment 8, Amendment 9, Amendment 10, Amendment 11, Amendment 12, Amendment 13, Amendment 14 and Amendment 15,  the “Prior Filings”).  The Prior Filings are hereby amended as set forth below.  References should be made to the Prior Filings for additional information.  Terms with initial capital letters not defined in this Amendment No. 16 are used with the meanings assigned to them in the Prior Filings.

Item 4.  Purpose of Transaction

Item 4 is hereby amended and supplemented by adding the following:
As previously disclosed, on January 16, 2018, Dr. David C. Collins and Mrs. Mary C. Collins informed the Board of Directors of the Company that they had engaged Kerlin Capital Group to assist them in connection with a review of their investment in the Company and that the Reporting Persons had reached the determination to seek to reduce their ownership in the Company by selling or otherwise disposing of some or all of their shares in the Company (the “Sale Exploration”).
In recognition of the time, expense and effort that has and/or may be incurred by the Company in connection with the Sale Exploration, on May 10, 2018, Dr. Collins, Mrs. Collins and the Company entered into an Expense Reimbursement Agreement whereby Dr. Collins and Mrs. Collins agreed to reimburse the Company for certain of its legal fees and independent committee meeting fees (“Reimbursed Expenses”) that are incurred by the Company relating to the Sale Exploration. Such Reimbursed Expenses shall exclude (i) any financial advisor fees incurred by the Company and (ii) the Company’s legal fees associated with the negotiation and documentation of any credit facility made available to the Company or direct investment into the Company. Such Reimbursed Expenses shall also be capped at a maximum of (x) $85,000 if no transaction is consummated and (y) $175,000 if the Reporting Persons consummate a share sale transaction. The foregoing description of the Expense Reimbursement Agreement is qualified in its entirety by reference to the complete text of the Expense Reimbursement Agreement, a copy of which has been filed as Exhibit 99.(B) and which is incorporated herein by reference.
Except to the extent that the foregoing may be deemed to be a plan or proposal, none of the Reporting Persons currently have any plans or proposals that relate to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D. To the extent deemed advisable in light of their general investment policies, or other factors, the Reporting Persons may, at any time and from time to time, formulate other purposes, plans or proposals regarding the Company or the Common Stock, or any other actions that could involve one or more of the types of transactions or have one or more of the results described in paragraphs (a) through (j) of Item 4 of Schedule 13D.

Item 6.  Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

Item 6 is hereby amended and supplemented by adding the following:

The response to Item 4 of this Amendment No. 16 is incorporated herein by reference.
Item 7.  Material to Be Filed as Exhibits

Exhibit 99.(A):  Agreement Relating to Joint Filing.
Exhibit 99.(B):  Expense Reimbursement Agreement by and among Dr. David C. Collins, Mary C. Collins and Learning Tree International, Inc.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

May 14, 2018

/s/ David C. Collins
David C. Collins

/s/ Mary C. Collins
Mary C. Collins

DCMA HOLDINGS, L.P.

	By	/s/ Mary C. Collins
Mary C. Collins
Its General Partner

THE ADVENTURES IN LEARNING FOUNDATION

	By	/s/ Mary C. Collins
Mary C. Collins
Its Trustee

THE COLLINS FAMILY FOUNDATION

	By	/s/ Mary C. Collins
Mary C. Collins
Its President

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative.  If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement:  provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference.  The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention:  Intentional misstatements or omissions of fact
constitute Federal criminal violations (See 18 U.S.C. 1001)